Exhibit 2


                 EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S/A

                                   RESOLUTIONS


 We hereby announce that the following matters were approved at the Shareholders' Meetings held on this date:

 GENERAL SHAREHOLDERS' MEETING:

1) Embraer's Management's Report, Financial Statements and the Independent Auditors' Report relative to the fiscal year ended December 31, 2004.

2) Proposal to allocate the net income for the financial year ended December 31, 2004 in the amount of R$ 1,278,088,978.22 in the manner in which the proposal was presented:

     a) Constitution of a statutory reserve in the amount of R$ 63,904,448.91, corresponding to 5% of the net income, under the terms of Article 193 of Law 6404/76.

     b) Ratification of the amount of R$ 585,173,273.59 as interest on shareholders' equity, R$ 260,999,553.14 having been distributed in the 1st semester of 2004 and R$ 324,173,720.45 in the 2nd semester of 2004, included in the computation of the compulsory dividends.

     c) Transfer of the balance of R$ 629,011,255.72 to the Reserve for Investments and Working Capital, in accordance with the Company's Bylaws.


3) Election of the Audit Board (Conselho Fiscal), with a mandate extending to the next General Meeting in 2006. The preferred shareholders, based on item "a" of the fourth paragraph of article 161 of Corporate Law 6.404/76 and its amendments, elected, through a separate voting, Jorge Khalil Miski, Brazilian, single, economist, as an effective member and Maria da Salete Medeiros Moreira, Brazilian, married, public server, as his deputy. The other members of the Audit Board that were unanimously elected are as follows: Celene Carvalho de Jesus, Brazilian, single, banking specialist, as an effective member and Herbert Veneziano Oliveira, Brazilian, divorced, banking specialist, as his deputy; Geraldo Humberto de Araujo, Brazilian, married, accountant, as an effective member and Tarcisio Luis Silva Fontenele, Brazilian, married, lawyer, as his deputy; Jose Mauro Laxe Vilela, Brazilian, Married, economist, as an effective member and Alberto Carlos Monteiro dos Anjos, Brazilian, married, accountant, as his deputy; and Taiki Hirashima, Brazilian, married, accountant, as an effective member and Guillermo Oscar Braunbeck, Argentinean, single, economist, as his deputy.

4) Election of the Board of Directors (Conselho de Administracao), with a mandate for three years, 2005 through 2008, as follows: Francois Regis Yves Marie Gayet, French, married, businessman, representing Thales and replacing Isaac Marcel de Picciotto as effective member, and Paulo Roberto de Oliveira, Brazilian, married, mechanical engineer, representing the company's employees and replacing Redirval Begotti as deputy assistant. As a result, the Board of Directors of the Company is as follows: Effective members: Luiz Carlos Siqueira Aguiar, Vitor Sarquis Hallack, Carlyle Wilson, Henrique Pizzolato, Carlos Alberto Cardoso Moreira, Wilson Carlos Duarte Delfino, Neimar Dieguez Lucas, Mauricio Novis Botelho, Claudemir Marques de Almeida, and Francois Regis Yves Marie Gayet. Deputy Members:
     Sergio Alvares da Fonseca Pinho, Leonardo Antonio de Santis Candeias, Oslwado Antonio Arriaga Schmidt, Maysa Oliveira da Volta, Ivan Mendes do Carmo, Decio Magno

     Andrade Stochiero, Aprigio Eduardo de Moura Azevedo, Fernando Jose Marroni de Abreu, Francois Haas, Paulo Roberto de Oliveira, Antonio Luiz Pizarro Manso, Joao Batista Barbosa and Bruno Cotte.

5) Approve the minimum statutory remuneration for the Audit Board, not including profit-sharing, and the additional remuneration payable to the member designated by the Board of Directors as the Audit Board's "financial expert", as defined by the rules of the United States Securities and Exchange Commission, and establish the overall annual amount of R$ 39,000,000.00 (thirty-seven million reais) for remuneration of the officers, to be allocated individually by the Supervisory Board in accordance with the sole paragraph of Article 14 of the Company's Bylaws.


SPECIAL SHAREHOLDERS' MEETING:


1) Approval of the transfer to Statutory Capital of R$ 419,428,863.56 from Reserve for Investments and Working Capital, with no issuance of shares, and for the benefit of all shareholders.

2) Approval of the new wording of the "caput" of article 5 of the Company's By-Laws, as a result of the capitalization of the "Reserve for Investments and Working Capital" and ratification of the new Statutory Capital, approved by the Board of Directors, as follows:

     " Art. 5 - EMBRAER's subscribed and paid in share capital is three billion, five hundred and sixty-nine million, two hundred and eight thousand, nine hundred and nine Reais and ten cents (R$3,569,208,909.10) divided into seven hundred and nineteen million, two hundred and sixty-five thousand, two hundred and thirty-four (719,265,234) shares without par value, of which two hundred and forty-two million, five hundred and forty-four thousand, four hundred and forty-seven (242,544,447) are common shares, including one (1) share of a special class, and four hundred and seventy-six million, seven hundred and twenty thousand, seven hundred and eighty-six (476,720,786) are preferred shares".


Sao Jose dos Campos, April 26, 2005


ANTONIO LUIZ PIZARRO MANSO
Executive Vice President Corporate & CFO